                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K
                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                              As of January 8, 2002

                          FRESH DEL MONTE PRODUCE INC.
             (Exact Name of Registrant as Specified in Its Charter)

                               THE CAYMAN ISLANDS
                         (State or Other Jurisdiction of
                         Incorporation or Organization)
                            WALKER HOUSE, MARY STREET
                                  P.O. BOX 265
                            GEORGE TOWN, GRAND CAYMAN
              (Address of Registrant's Principal Executive Office)
                       C/O DEL MONTE FRESH PRODUCE COMPANY
                                800 DOUGLAS ROAD
                             NORTH TOWER, 12TH FLOOR
                           CORAL GABLES, FLORIDA 33134
                 (Address of Registrant's U.S. Executive Office)


[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                            Form 20-F [X] Form 40-F [ ]

  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the
       information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.]

                                 Yes [ ] No [X]

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       FRESH DEL MONTE PRODUCE INC.



Date: January 8, 2002                  By: /s/ Hani El-Naffy
                                           ------------------------------------
                                           Hani El-Naffy
                                           President & Chief Operating Officer



                                       By: /s/ John F. Inserra
                                           -------------------------------------
                                           John F. Inserra
                                           Executive Vice President &
                                           Chief Financial Officer

[FRESH DEL MONTE PRODUCE INC. LOGO]
                          Fresh Del Monte Produce Inc.

FOR IMMEDIATE RELEASE

               FRESH DEL MONTE PRODUCE INC. DECLARES CASH DIVIDEND

CORAL GABLES, Fla., January 8, 2002 - FRESH DEL MONTE PRODUCE INC. (NYSE: FDP), today announced that the Board of Directors has determined to pay a regular quarterly cash dividend of $0.05 per share.

The first quarterly dividend was declared today for payment on March 6, 2002 to shareholders of record as of February 11, 2002.

The Company's decision to pay a dividend is a result of the Company's earnings growth over the past quarters, strong cash flow, excellent performance in the fresh produce industry and the Company's commitment to enhance shareholder value. The Company expects to continue to take steps to implement plans and procedures to grow while increasing the visibility of its quality products and strong brand name.

Fresh Del Monte is a leading vertically-integrated producer and marketer of high quality fresh and packaged fresh-cut fruit and vegetables. Our products include bananas, pineapples, cantaloupe, honeydew, watermelons, grapes, non-tropical fruit (including citrus, apples, pears, peaches, plums, nectarines, apricots and kiwi), plantains, Vidalia(R) sweet onions and various greens. We market our products worldwide under the DEL MONTE(R) brand, a symbol of product quality and reliability since 1892.

Contact: Fresh Del Monte Produce Inc.
         John F. Inserra, Executive Vice President  Christine A. Cannella
         and Chief Financial Officer                Director, Investor Relations
         305-520-8065                               305-520-8451